DLA Piper LLP (US)
1000 Louisiana Street, Suite 2800
Houston, Texas 77002-5005
www.dlapiper.com

Gislar Donnenberg
gislar.donnenberg@dlapiper.com
T 713.425.8451
F 713.300.6003

May 7, 2018

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
Diane Fritz, Staff Accountant
Ethan Horowitz, Accounting Branch Chief
John Hodgin, Petroleum Engineer
Karina Dorin, Staff Attorney
Timothy S. Levenberg, Special Counsel

Re:	Epsilon Energy Ltd.
Registration Statement on Form S-4
Filed April 13, 2018
CIK No. 0001726126

Ladies and Gentlemen:

We are writing on behalf of Epsilon Energy Ltd. (the “Company” or “Epsilon”) in response to the April 30, 2018 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-4 which was filed with the Commission on April 13, 2018 (the “Registration Statement”).

The Company is concurrently filing, via EDGAR, this letter and a complete copy of Amendment No. 1 to the Registration Statement (the “Amendment No. 1”).

A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 1.

Division of Corporation Finance

May 7, 2018

General

1.             We understand the company has mailed its proxy materials.  Please advise us how you propose to address our remaining concerns and new comments, including whether you intend to postpone your recently scheduled meeting.  Please refer to C&DI 125.07.

Response: The Company has cancelled its scheduled meeting to address the Staff’s remaining concerns and new comments and to allow the Staff appropriate time to review the Company’s responses. In accordance with C&DI 125.07 the Company intends to mail its proxy materials once the Staff has declared the Registration Statement effective.

2.             Please confirm that the Delaware corporation to be formed in the domestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and updating the disclosure as appropriate.

Response: The Company confirms that once the domestication is complete, the Delaware corporation will file a post-effective amendment adopting the Registration Statement as its own and updating the disclosure as appropriate.

3.             We note that Article XI of the Form of Certificate of Incorporation for Epsilon Energy, Inc. includes an exclusive forum provision requiring that the Court of Chancery of the State of Delaware must be the exclusive forum for the actions described in the article.  Under an appropriately titled risk factor and in the Description of Capital Stock and Comparison of Shareholder Rights sections, please describe the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 22, 92 and 107 of Amendment No. 1 to describe the exclusive forum provision and the types of actions to which it relates, including disclosure that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

Properties, page 37

Acreage, page 37

4.             We note your response to prior comment 7 and the additional footnote disclosure clarifying that all of your acreage is currently held by production.  Undrilled acreage that is held by production should be reported as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K.  Revise your disclosure as necessary to resolve any inconsistencies in the classification of your acreage.

Division of Corporation Finance

May 7, 2018

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 38 and 39 of Amendment No. 1 to include a revised table to separately list the Gross and Net of developed, undeveloped and total acreage of our leasehold inventory in Pennsylvania, Oklahoma and Mississippi, and the corresponding footnote (3) states that all of the Company’s undeveloped acreage is classified as deep rights acreage and is thus held by production of developed acreage.

Consolidated Financial Statements, page F-3

Notes to Consolidated Financial Statements, page F-7

Supplemental Information to Consolidated Financial Statements, page F-30

Oil and Gas Reserves, page F-30

5.             The explanations in the revised footnote disclosure provided in response to comment 20 do not appear to encompass all of the significant changes that occurred in your proved reserves, e.g. the changes in proved developed producing and proved developed non-producing reserves in 2016 and 2017 due to economic factors and the changes in proved developed producing reserves due the technical revisions of such reserves.  Similarly, it is unclear if footnote (2) is intended to apply to the 2017 line item captioned “Additions-Acquisitions” which appears to be the combination of changes from two separate and unrelated factors, e.g. changes from the purchases of proved developed producing, non-producing and undeveloped minerals in place and the changes related to the addition of new proved undeveloped reserves not previously disclosed at the beginning of the fiscal year.  Refer to the description of the change categories under FASB ASC 932-235-50-5 and revise your disclosure to clearly and separately address each required change category.

To the extent that you provide a reconciliation of the changes by individual reserves status, e.g. proved developed producing, proved developed non-producing and proved undeveloped in addition to the reconciliation of the changes in total proved reserves as required by FASB ASC 932-235-50-5, include an explanation of the significant line item changes relating to each of those reconciliations.  Alternatively, modify your disclosure to present the reconciliation of the changes in total proved reserves and provide a separate reconciliation and explanation of the material changes that occurred in proved undeveloped reserves, including the net quantities of such reserves converted to developed during the year, here or in conjunction with the discussion of proved reserves elsewhere on page 39.  Refer to the illustration in Example 1 of FASB ASC 932-235-55¬2 and the disclosure requirements in FASB ASC 932-235-50-4 and 50-5 regarding the presentation of changes in total proved reserves and the separate disclosure of proved developed and undeveloped reserves at the beginning and end of each fiscal year.  Refer to Item 1203(b) of Regulation S-K regarding the disclosure requirements for the changes in proved undeveloped reserves.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-31 of Amendment No. 1 to better explain the change in reserve categories in accordance with Example 1 of FASB ASC 932-235-55-2. The Company has reviewed the description of the

Division of Corporation Finance

May 7, 2018

change categories in FASB ASC 932-235-50-5 and accordingly clarified and re-formatted its disclosure to separately address and define the change categories in accordance therewith.

Further, the Company has reviewed the illustration in Example 1 of FASB ASC 932-235-55¬2 and the disclosure requirements in FASB ASC 932-235-50-4 and 50-5 regarding the presentation of changes in total proved reserves and the separate disclosure of proved developed and undeveloped reserves at the beginning and end of each fiscal year. Accordingly, the Company has more fully and separately presented and explained the material changes in the proved developed and proved undeveloped reserves.

6.             The disclosure on page 39 indicates that you incurred only $0.03 million in costs during 2017 to convert proved undeveloped reserves to proved developed reserves.  In comparison, the reserves report filed as Exhibit 99.1 indicates that total future capital expenditures of approximately $87.6 million would be incurred over the next five years relating to the development of your proved undeveloped reserves.

The definition of reserves under Rule 4-10(a)(26) of Regulation S-X indicates that “[t]here must exist, or there must be a reasonable expectation that there will exist, ...all financing required to implement the project.”  Explain to us the means by which you have established compliance with this requirement as it relates to the proved undeveloped reserves disclosed as of December 31, 2017.

Response: The low price environment for natural gas that existed for the last few years resulted in a curtailment in development spending. With prices firming up recently, the Company has initiated plans to increase development spending going forward. The Company’s current cash balance is $13mm and it currently expects to generate $14mm in cash available for investment during the remainder of 2018. Generally speaking, most of the development spending in the Company’s area of Pennsylvania occurs from late summer through the remainder of the year which is expected to allow the Company to generate an additional $18mm in cash during 2019. The Company believes that this additional cash flow coupled with the $10mm available with its line of credit will provide both adequate working capital and the ability to fund the $43mm capital program through the highest spending period shown on the Company’s reserves report. Starting in 2020 the capital spending requirements decrease substantially and the benefits of the development spending in 2018 and 2019 will substantially increase the Company’s available cash for the remainder of the development spending program.

7.             Tell us the expected sources of funding for the portion of your 2018 capital budget that is allocated to drilling and completing proved undeveloped reserves.  Separately, tell us the extent of such expenditures and development activity to-date during 2018.

Response: The Company respectfully advises that Staff that it expects to fund the 2018 capital budget with remaining cash on hand and operating cash flows. The Company’s drilling and completion spending from January 1, 2018 to April 30, 2018 was $0.2 million. The majority of

Division of Corporation Finance

May 7, 2018

the Company’s budgeted spending is expected to occur from late summer through the remainder of the year.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page F-34

8.             Tell us about the components of the “Timing differences and other technical revisions” line item in your presentation of Changes in Standardized Discounted Cash Flows and tell us how you determined that these components should not be included as part of the other sources of change required by FASB ASC 932-235-50-35.

Response: In response to the Staff’s comment, after reviewing the calculations for the Changes in Standardized Discounted Cash Flows on page F-34 of Amendment No. 1, the Company discovered that an incorrect discount factor had been used in the calculation for the line item “Revisions of previous quantity estimates”. When the correct factor was used, the majority of the previous amount in the line for “Timing differences and other technical revisions” was properly determined to belong to the “Revisions of previous quantity estimates” as required by FASB ASC 932-235-50-35. The Company has revised the disclosure on page F-34 to reflect this revision.

Exhibits

9.             Please re-file your Credit Agreement filed as Exhibit 10.1 and the Anchor Shipper Gas Gathering Agreement for Northern Pennsylvania filed as Exhibit 10.9 in complete form, including omitted exhibits and schedules.

Response:  In response to the Staff’s comment, the Company has re-filed copies of Exhibits 10.1 and 10.9 to include the omitted exhibits and schedules.

10.          In response to prior comment 25, you state that you are not required to file your cost of service agreement for the Auburn gas gathering system since it is an ordinary course of business contract.  However, we note you will receive a fixed percentage rate of return on the total capital invested in the construction of the system through 2026 and that your gathering system revenue represented approximately 25% of your 2017 revenue.  Given the portion of your revenue that appears to be attributable to this agreement, please file the cost of service agreement for the Auburn gas gathering system or explain why you are not substantially dependent on such agreement.

Response: The Company has filed as Exhibit 10.12 to Amendment No. 1 the Agreement for the Construction, Ownership, and Operation of Midstream Assets in AMI Area D of Northern Pennsylvania effective the 1st day of January, 2012, which evidences the right of the Company to 35% of the gathering revenue from the Auburn GGS as calculated pursuant to the related Anchor Shipper Gas Gathering Agreement effective January 1, 2012 (filed with Amendment No. 1 as Exhibit 10.9) which sets forth the fixed percentage rate of return on the total capital invested in the construction of the system through 2026. In addition, the Company has clarified its disclosure on pages 1, 37, 39 and 47 of Amendment No. 1.

Exhibit F — Form of Proxy Card

11.          Please file with the amended registration statement a legible version of your Form of Proxy Card.

Response: In response to the Staff’s comment, the Company has filed a legible version of its Form of Proxy Card with Amendment No. 1.

Division of Corporation Finance

May 7, 2018

Exhibit 5.1

12.          Please obtain and file a revised opinion letter from counsel in which it makes clear, if accurate, that those shares of Epsilon Energy Ltd. common stock outstanding prior to the domestication (and for which shareholders have not sought appraisal along with their dissent) will constitute shares of Epsilon Energy, Inc. immediately thereafter.  We note related language and representations in the “letter to shareholders” and throughout the proxy statement / prospectus.

Response: In response to the Staff’s comment, the Company has filed a revised opinion letter which clarifies that all outstanding shares of Epsilon Energy Ltd., other than those held by dissenting holders, will convert into shares of common stock of  Epsilon Energy, Inc.

13.          As a related matter, in the revised opinion letter, counsel should clarify why multiple items are referenced in numbered opinion 2, insofar as the current presentation does not distinguish among the various items and the impact of the domestication (or ABCA Section 191 appraisal) on each.

Response: In response to the Staff’s comment, the Company has filed a revised opinion letter which removes the reference to multiple items and only includes a discussion of the common shares.

14.          The revised opinion letter must make clear that any referenced rights constitute a binding obligation of the company under the law of the jurisdiction governing the rights agreement.  Refer to Section II.B.I.f of Staff Legal Bulletin No. 19 for guidance.

Response: In response to the Staff’s comment, the Company has filed a revised opinion letter which removes the reference to any outstanding rights that may be converting in the domestication.

Exhibit 8.1

15.          Please file as an exhibit a revised version of counsel’s opinion in which it makes clear that it is rendering a “will” opinion” rather than a “should” opinion, or explain why it is unable to do so in these circumstances.  In that regard, we note that DLA Piper LLP (US) opines that the “change in [y]our place of incorporation will constitute a reorganization within the meaning of Code Section 368(a)(1)(F)” at page 96 of the prospectus.  Please see Staff Legal Bulletin 19, Section III.C.1 and Section III.C.4.

Response: In response to the Staff’s comment, DLA Piper LLP (US) is providing a “should” opinion, rather than “will” opinion, because the application of Section 368(a)(1)(F) of the Code to transactions substantially similar to the domestication depends in part on subjective determinations and for which there is a lack of binding administrative and judicial authority. The uncertainty is not based upon the presence of contrary authority, but rather the lack of direct authority. The risk factor on page 98 under the heading “Code Section 368 Reorganization

Division of Corporation Finance

May 7, 2018

Provisions” appropriately describes the risk to stockholders if the opinion is incorrect. In addition, the Company has revised its disclosure on pages 7, 21 and 97 of Amendment No. 1 to clarify that the domestication should constitute a reorganization within the meaning of the Internal Revenue Code Section 368(a)(1)(F).

Exhibit 99.1

16.          The reserves report does not appear to include all of the information that is required by Item 1202(a)(8) of Regulation S-K.  Please obtain and file a revised reserves report to address the following points.

•                  The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

•                  The reserves report should include the date on which the report was completed (Item 1202(a)(8)(ii)).

•                  The proportion of the Company’s total proved reserves covered by the report (Item 1202(a)(8)(iii).

Response: In response to the Staff’s comment, the Company has filed a revised reserve report dated May 2, 2018 to include all of the information required by Item 1202(a)(8) of Regulation S-K.

17.          We note the reserves report includes information relating to probable reserves that is not disclosed in the Registration Statement.  The information in the reserve report should correlate with the disclosure in your filing.  Therefore, either obtain and file a revised reserve report which does not include the information relating to probable reserves, or revise the Registration Statement to disclose this information in a manner that is consistent with the guidance in Item 1202(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed a revised reserve report which does not include the information relating to the Company’s probable reserves.

18.          To the extent that you revise the reserve report to remove information relating to the tabular presentation of probable reserves, also remove all other information relating to such non-proved reserves throughout the reserve report.

Response: In response to the Staff’s comment, the Company has filed a revised reserve report to remove all other information relating to non-proved reserves.

19.          The reserves report refers to additional supplemental information such as “Appendix A” and “Appendix B” that is not included in the report.  Please obtain and file a revised report to

Division of Corporation Finance

May 7, 2018

include the referenced supplemental information.  Alternatively, remove these references if you do not intend to include this supplemental information.

Response: In response to the Staff’s comment, the Company has filed a revised reserve report to remove the references to any additional supplemental information.

* * * *

Division of Corporation Finance

May 7, 2018

We and the Company appreciate the Staff’s attention to the review of Amendment No. 1. Please do not hesitate to contact me at tel: (713) 425-8451 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Gislar Donnenberg
Gislar Donnenberg
Partner

cc:	Michael Raleigh (Epsilon Energy Ltd.)
B. Lane Bond (Epsilon Energy Ltd.)
Anna Denton (DLA Piper LLP (US))
Rocky Horvath (BDO USA, LLP)